Exhibit 18 to 13D
   Amendment No. 1
   SWVA Bancshares, Inc.

                        LA SALLE CAPITAL MANAGEMENT, INC.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007

                                 (616) 344-4993

                               September 26, 1997



   Mr. B. L. Rakes, President
   SWVA Bancshares, Inc.
   302 Second Street, S.W.
   Roanoke, VA 24011-1597

   Dear Mr. Rakes:

   This is to confirm the substance of our 4:15 PM telephone conversation today.

   You agreed to Fed Ex to me only the shareholder list and some excerpts from Board meeting minutes. You indicated to me that under Virginia law that is only what I am entitled to receive and you would not comply with the demand for the other records and lists. When I asked if you are in possession of a Non-Objecting Beneficial Owner listing and other requested documents, such as the Cede & Co. broker listing, you refused to answer except to say that you are providing only what is required under Virginia law.

   I then asked if you would provide the name of your attorney in this matter, and you refused, stating that I should put the request for his name in writing and fax or send it to you. You said, however, you could do nothing with it today.

   I further inquired whether the members of the Board of Directors received a copy of Mr. Craddock's letter dated today, and you said you assumed so. I asked if you have been in contact with your Board members regarding this matter, and you said you have been in contact with "one or two of them."

   Finally, I suggested that your Board may be hearing from my attorney again, and hoped that they would be represented by counsel whose name could be made known to us.

   Sincerely,


   /s/ Richard J. Nelson
   Richard J. Nelson